Room 4561
August 26, 2005

Mr. John Mutch
President and Chief Executive Officer
Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130

      Re:	Peregrine Systems, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed July 1, 2005
		Report on Form 8-K
      Filed July 5, 2005
      File No. 0-22209

Dear Mr. Mutch,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 7. MD&A of Financial Condition and Results of Operations
Revenue by Segment, page 31

1. You disclose that approximately 46% of your fiscal 2004 sales are from your international subsidiaries and you indicate that changes in exchange rates may affect your operations. However, it appears that you neither identify nor quantify the effect of foreign exchange rate fluctuations on your operations. Please explain to us why you have not included such disclosures and how you considered the guidance in
Section III.D of SEC Release No. 33-6835.

Item 8.  Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-7

2. We note that you exclude amortization of developed technology from your cost of sales. Please explain to us how you considered the guidance in Question 17 of the FASB Staff Implementation Guidance on
Applying SFAS 86.

Consolidated Statement of Cash Flows, page F-9

3. We note that you reconcile operating cash flows to net income from continuing operations. Please tell us how you considered the guidance in paragraph 28 of SFAS 95 that requires the use of net income in this reconciliation rather than net income from continuing operations.

Notes to Consolidated Financial Statements

Note 1. Company Operations

Fresh-Start Reporting, page F-10

4. We were unable to locate disclosure here or in previous filings that provides specific, meaningful information regarding how you determined your reorganization value. Please tell us how you considered disclosing the following as described in paragraph 39 of
SOP 90-7:

* Discount rates, tax rates, the number of years for which cash flows are projected, and the method of determining terminal value;

* Assumptions about which there is a reasonable possibility of the occurrence of a variation that would have significantly affected measurement of reorganization value; and

* Assumptions about anticipated conditions that are expected to be different from current conditions, unless otherwise apparent.






Note 15. Segment and Geographic Information, page F-37

5. You disclose that your Chief Executive Officer evaluates segment financial performance based on segment revenue only. Please explain to us how your CEO assesses performance and makes decisions regarding the allocation of resources to your operating segments without the benefit of a measure of profit or loss. Describe the type of information that is provided to your CEO in order to make such decisions and tell us how you considered paragraph 25(b) of SFAS 131.

Note 16. Quarterly Financial Data (Unaudited), page F-39

6. We note that you do not disclose gross profit information in your quarterly financial data. Please tell us how you considered the requirements of Item 302(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 66

7. We note that your internal controls over financial reporting are ineffective due to several material weaknesses. Please explain to us why several material weaknesses continue to exist considering the terms of your settlement agreement with the Commission. Explain to us the factors that have contributed to the continued existence of material weaknesses in excess of one year from the settlement date.
In addition, tell us more about the corrective actions that you have taken since the settlement and indicate when you expect each weakness to be corrected.

Report on Form 8-K, filed July 5, 2005

8. We note that you refer to your non-GAAP earnings measures as "pro forma." Please explain to us how you considered the information in footnote 12 to SEC Release 33-8176 regarding the difference between
"pro forma" and "non-GAAP" financial information.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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John Mutch
Peregrine Systems, Inc.
August 26, 2005
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